Exhibit 99.1

First Phosphate Signs Long-term Offtake Agreements and Pursues Interest from Financial Partner

SAGUENAY, QUEBEC – (December 18, 2024) – First Phosphate Corp. (“First Phosphate” or the “Company”) (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is pleased to announce that, yesterday, the Company signed two long-term offtake agreements with creditworthy offtake partners (the “Purchasers”) with respect to its future productions to take place in Saguenay-Lac-St-Jean, Quebec, Canada, thereby de-risking its future projects and enhancing their prospective financing.

In addition, the Company is now entering the next phase of discussions with the Pekuakamiulnuatsh First Nation (the “First Nation”) regarding a possible financial involvement in the Company, as provided for in the collaboration agreement signed by the First Nation and the Company on April 9, 2024.

“We congratulate First Phosphate on this offtake agreement,” says Pekuakamiulnuatsh First Nation Chief, Gilbert Dominique. “It is with optimism that we welcome the achievement of this important milestone, and we look forward to pursuing the next stage of our discussions with First Phosphate.”

“First Phosphate is achieving its goals as it continues to build a trusting relationship with the First Nation which is committed to supporting the development of the project in a way that respects its values,” says John Passalacqua, CEO of First Phosphate.

The definitive terms of the offtake agreements shall be finalized in separate agreements to be entered into between the parties. The agreements contain termination rights by the Purchasers if the first delivery of product is not made by a certain date unless the parties agree to an extension as well as other normal course termination provisions. The commencement of the industrial operations proposed by the Company are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently.

Pekuakamiulnuatsh First Nation Chief, Gilbert Dominique and First Phosphate CEO, John Passalacqua signing the Collaboration Agreement on April 9, 2024

April 9, 2024: Collaboration Agreement between Pekuakamiulnuatsh First Nation and First Phosphate

https://firstphosphate.com/pekuakamiulnuatsh-first-nation-and-first-phosphate-announce-collaboration-agreement

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”).

About Pekuakamiulnuatsh First Nation

Pekuakamiulnuatsh Takuhikan is the political and administrative organization that represents the Pekuakamiulnuatsh Nation. The Pekuakamiulnuatsh Nation has 10,840 members, many of whom live in the community of Mashteuiatsh, on the bank of the Pekuakami (Lac Saint-Jean). Mashteuiatsh (which means “there where the point can be found”), is a historical place of meeting.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the Lithium Iron Phosphate (“LFP”) battery industry. First Phosphate is committed to producing at high purity level, in a responsible manner and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. First Phosphate is owner and developer of the Bégin-Lamarche Property in Saguenay-Lac-St-Jean, Quebec, Canada that consists of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of harmful concentrations of deleterious elements.

For additional information, please contact:

Armand MacKenzie

Vice President, Government Relations

armand@firstphosphate.com

Tel: +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered “forward-looking statements” and “forward looking information” within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved” and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things: the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains; a possible future financial involvement of Pekuakamiulnuatsh First Nation; the entering into of definitive offtake agreements; the intended phosphate concentrate production at the Bégin-Lamarche property and its intended downstream merchant grade phosphoric acid production, de-risking of the future projects and enhancement of their prospective financing; and the design, build, operation and maintenance of a phosphoric acid manufacturing plant.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, which may prove to be incorrect, and include, but are not limited to, the various assumptions set forth herein and in the Company’s public disclosure record including the short form base prospectus dated June 5, 2024, as well as: the Company having sufficient working capital and ability to secure additional funding necessary for the funding of the exploration of the Company’s property interest and the proposed phosphoric acid manufacturing plant; the economic feasibility of a phosphoric acid manufacturing plant; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations including with respect to the anticipated timeline for the commencement of the offtake arrangements; the accuracy of the current mineral resource estimates for the Company and MGA production estimates; inflation and prices for project inputs being approximately consistent with anticipated levels; the Company’s relationship with Pekuakamiulnuatsh First Nation and other Indigenous parties remaining consistent with the Company’s expectations; and the Company and the Pekuakamiulnuatsh First Nation’s mutual interest and ability to engage and complete future financing activities.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant. The factors and assumptions set out above are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company’s other documents filed with the Canadian and United States securities authorities, including without limitation the “Risk Factors” section of the Company’s Management Discussion and Analysis dated October 23, 2024 and Annual Report on 20-F dated July 8, 2024, which are available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.